January 21, 2010

Itzhak Ayalon, President
Enter Corp.
9 Hayarden Street
Moshav Yashresh
D. N. Emek Sorek Israel. 76838

RE: **Enter Corp.**
Registration Statement on Form S-1
Filed December 23, 2009
File No. 333-164000

Dear Mr. Ayalon:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Risk Factors

1. We note risk factor eight, "We must locate a joint venture partner and find a distributor for our produce in Georgia." Consider dividing this risk factor in to two separate risks: finding a joint venture partner and finding a distributor for the company's products.

2. Please avoid duplicative risk factors. For instance, risk factor six duplicates disclosure found in risk factors seven and fifteen, risk factor eleven duplicates disclosure found in risk factors one and nine, risk factor nineteen duplicates disclosure found in risk factor eight, risk factor twenty-one duplicates disclosure found in risk factor nine, risk factor twenty-seven duplicates disclosure found in

risk factor thirty-two, and risk factor twenty-six duplicates disclosure found in risk factor thirty-six. Please revise accordingly.

3. We note in risk factor number 17 on page 8 that the company "may also grow rain-fed crops like wheat, corn, soy and others as part of the Pilot Project." In the Description of Business section, please describe the company's plans in this regard.

4. Please explain your belief that your President's knowledge and work experience with agricultural technology "will help us to increase our yield per hectare capacity which should allow us cost effectively to compete in the local and export markets" or remove. We note that you have not commenced your business plan and that you have had no crop yield to date.

5. Please update the information in factor number 20, "Our success depends upon market prices staying above our production costs." with respect to the average monthly wage in Georgia.

Description of Business, page 18

6. Wherever there is a reference to "hectares", please also provide the information in "acres" or at the beginning of this section define hectares in relation to acres.

7. Please describe in greater detail the "innovative agricultural technology and know-how" that you plan on using to grow vegetables and other crops. On page 19 you refer to analysis and use of soil, seeds and fertilizer and also refer to using herbicides and pesticides. However, it is unclear how this technology is "innovative."

8. Please expand the second paragraph to briefly explain why "[N]either project materialized."

9. Please expand the third paragraph and elsewhere in the prospectus as applicable to clarify the minimum amount of funding necessary for the company to commence its Pilot Project and operate for the next 12 months. We note that the company does not have sufficient capital to operate the business at the present time and "we will require additional funding in the future to sustain our operations". Discuss your business plan and for each step, discuss the estimated time frame and the cost associated with implementing that step. For instance, we note the reference on page 19 to using drip irrigation, remote sensing devices, etc. if you raise sufficient funding.

10. In the penultimate paragraph, we note that the company plans to raise funds through several named agencies. Please briefly disclose what actions the company has taken to request funding to date and the status of those requests, if any.

Industry Background, page 18

11. Please discuss the "market study" conducted by Mr. Ayalon. Provide the basis for the statements made throughout the business section, such as that vegetable prices have increased "due to the increase in energy prices and to the shift of arable land to bio-fuel production" and onions, potatoes and garlic were chosen to achieve "the highest returns on our investments" or remove. Such statements appear promotional in nature given the lack of operations. In addition, we note the statistics provided in this section. Please disclose the source of this information and provide a citation to where such information can be found.

Our Know-How, page 19

12. Please explain the reference to your agronomists when you indicate on page 21 that you presently have no employees.

Principal Markets and Marketing Strategy, page 20

13. Please clarify whether or not the company can go forward with its plans for the Pilot Program without the help of a Joint Venture Partner. Discuss your anticipated arrangement regarding the joint venture.

14. Briefly disclose how the company plans to search for and locate a Joint Venture Partner. If one has been located, please describe the arrangements agreed upon between the two parties and file any executed agreement as an exhibit to the registration statement. See Item 601(b) of Regulation S-K.

15. Also, disclose how the company plans to search for and locate land to lease or buy for its Pilot Project. In addition, we note the reference in the first paragraph of this section to plans to begin your Pilot Project on a 30-hectare plot. Please disclose whether you have had any discussions, preliminary or otherwise, regarding specific land.

16. Please provide the disclosure required by Item 101(h)(4)(ii) of Regulation S-K, distribution methods, and (h)(4)(iv), competition.

Management's Discussion and Analysis or Plan of Operation

    17. Provide the disclosure required by Item 303 of Regulation S-K.

Plan of Operation, page 22

    18. We note the statement that "…we believe that if the Pilot Project is successful, we can grow produce at a competitive price for the western European market once we obtain a larger plot of land." Please provide the basis for that statement or remove.

    19. With respect to the table on page 23, please break out the expenses comprising the Pilot Project Start Up Expenses.

Directors, Executive Officers, Promoters and Control Persons, page 24

    20. Please provide the dates in which Mr. Ayalon served in the capacities disclosed, as required by Item 401 of Regulation S-K. In addition, when discussing his business experience, disclose the beginning and ending dates of employment for each position held.

    21. Disclose the amount and percent of time each officer devotes to the company.

Certain Relationships and Related Transactions, page 27

    22. Please specify the nature of the services rendered by Mr. Morgenstern for which he was issued 400,000 shares of company stock.

Signatures

    23. Please revise your signature page to conform with the requirements set forth in Instruction 1 under Signatures to the Form S-1.

Financial Statements
General

    24. We note that Enter Corp. was incorporated on November 21, 2007 and based on your disclosure in Note 1 on F-8 has adopted a fiscal year end of December 31. In addition to the periods currently included, please revise your registration statement to include an <u>audited</u> balance sheet as of December 31, 2007, and statements of operations, stockholders' equity and cash flows for the period from

November 21, 2007 (inception) to December 31, 2007. Please refer to the
guidance in Article 8-02 of Regulation S-X.

25. Please note the updating requirements for the financial statements as set forth in
Article 8-08 of Regulation S-X, and provide a currently dated consent from the
independent accountants in any amendment.

Legality Opinion

26. The legality opinion should indicate that the shares are validly issued, fully paid
and non-assessable under the laws of the state of incorporation, in this case
Delaware. Please revise the opinion accordingly.

Closing Comments

As appropriate, please amend your registration statement in response to these
comments. You may wish to provide us with marked copies of the amendment to
expedite our review. Please furnish a cover letter with your amendment that keys your
responses to our comments and provides any requested information. Detailed cover
letters greatly facilitate our review. Please understand that we may have additional
comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filing to be certain that the filing includes all information required under
the Securities Act of 1933 and that they have provided all information investors require
for an informed investment decision. Since the company and its management are in
possession of all facts relating to a company's disclosure, they are responsible for the
accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of
the effective date of the pending registration statement, it should furnish a letter, at the
time of such request, acknowledging that:

should the Commission or the staff, acting pursuant to delegated authority, declare the
filing effective, it does not foreclose the Commission from taking any action with
respect to the filing;

the action of the Commission or the staff, acting pursuant to delegated authority, in
declaring the filing effective, does not relieve the company from its full responsibility
for the adequacy and accuracy of the disclosure in the filing; and

the company may not assert staff comments and the declaration of effectiveness as a
defense in any proceeding initiated by the Commission or any person under the
federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Angela Halac, accountant at (202) 551-3398 or Brian Bhandari, accounting reviewer at (202) 551-3390 if you have questions regarding comments on the financial statements and related matters. Please contact Janice McGuirk, examiner at (202) 551-3395 or Pam Howell, legal reviewer at (202) 551-3357 with any other questions.

Sincerely,

John Reynolds,
Assistant Director

cc: via fax to Carl M. Scherer, Esq.
(617) 997-0098